EXHIBIT 4.7

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF DESIGNATIONS, PREFERENCES, AND RIGHTS
OF
SERIES A PREFERRED STOCK AND SERIES B PREFERRED STOCK
OF
RIBOZYME PHARMACEUTICALS, INC.

Under Section 242 of the
Delaware General Corporation Law

RIBOZYME PHARMACEUTICALS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1.  The Board of Directors of the Corporation duly adopted the following resolutions, pursuant to Section 242 of the Delaware General Corporate Law, setting forth certain amendments to the Certificate of Designations, Preferences, and Rights of Series A Preferred Stock and Series B Preferred Stock of Ribozyme Pharmaceuticals, Inc. (the “Proposed Amendments”):

RESOLVED, that the Board of Directors of the Corporation deems it advisable to amend the Certificate of Designations, Preferences, and Rights of Series A Preferred Stock and Series B Preferred Stock of the Corporation (the “Certificate of Designations”) in order to extend the first date after which the Series A Preferred Stock may be converted into shares of Common Stock from the date that is 24 months after the issuance of the Series A Preferred Stock (January 7, 2002) to the date certain of October 7, 2002, by deleting the first sentence of Section 4(a)(i) of the Certificate in its entirety and replacing it with the following:

“Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after October 7, 2002, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and non–assessable shares of Common Stock as is determined by dividing (x) the sum of the

Original Issue Price of such share of Series A Preferred Stock and all accrued and unpaid dividends thereon by (y) the Series A Conversion Price (as defined below).”

RESOLVED, that the Board of Directors of the Corporation also deems it advisable to amend the Certificate of Designations in order to extend the first date after which the holders of the Series A Preferred Stock may exercise the Exchange Right (as set forth in Section 5 of the Certificate of Designations) from the date that is 24 months after the issuance of the Series A Preferred Stock (January 7, 2002) to the date certain of October 7, 2002, by deleting the second full paragraph of Section 5 of the Certificate and replacing it with the following:

“The rights of the holders to exercise the Exchange Right shall commence at any time after October 7, 2002 and shall terminate and be of no further force and effect on the date that is the later of (i) seven months thereafter and (ii) the completion of Newco’s development period, as agreed in the business plan of Newco and as set forth in the Subscription, Joint Development and Operating Agreement dated as of January 7th, 2000, among Elan Pharmaceuticals Technologies, a division of Elan Corporation, plc, an Irish public limited company, EIS, Elan Pharma International Limited, an Irish corporation, Newco and the Corporation (the “Exchange Termination Date”).”

RESOLVED, that, in accordance with Section 242 of the Delaware General Corporate Law, the proposed amendments be submitted to the holders of Series A Preferred Stock for their approval.

2.  The Proposed Amendments were duly adopted in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to the Certificate of Designation to be signed by its Chief Executive Officer and its Secretary this 21st day of December, 2001.

RIBOZYME PHARMACEUTICALS, INC.

/s/ HOWARD ROBIN
Name: Howard Robin Title: Chief Executive Officer

/s/ LAWRENCE E. BULLOCK
Name: Lawrence E. Bullock Title: Secretary

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